Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: August 30, 2021

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Alexandra Lane 0:19

Good morning and welcome to another IPO Edge fireside chat. Today we have a special guest, the CEO of Wallbox and Kensington capital Acquisition Corp. That’s ticker KCAC, and we’re going to have an exciting presentation for you here today. First, I’d like to go through some quick housekeeping. One of the cool things about this format is that everybody gets to ask questions to our guests, and you can do that by submitting questions by the Zoom portal or emailing at editor at IBO hyphen edge.com. And if you can’t watch the entire thing. Are you want to see a replay that will be available about an hour after the broadcast at IDEO hyphen edge.com. So our special guests today are Wallbox is a, is a company from Spain. And this is a very exciting event because this is the first SPAC of its kind, from Spain. Now, as a foreign filer, they’re going to file an F-4 instead of an S-4 but that’s really the only difference there. And one of the things we’ll get into later in the broadcast is this European mindset about charging your vehicle, and so as this flow, this SPAC will be closing at the end of September we have about five weeks until then, there will be a proxy solicitation and a vote. And then if and when that vote does happen, the ticker will change over to WBX automatically so you won’t need to do anything if you own shares of KCAC. And with that, I’d like to show a short video just to give you a bit more about the company.

Alexandra Lane 3:40

rate, okay. And with that, I’ll hand it over to my colleague, multimedia editor Alexandra Lane, who will be introducing our two guests and read us from zoom and Justin Mirro.

Alexandra Lane 3:57

Hello everyone, and it’s good to have Enric and Justin with us, let’s first ask Enric, tell us about your background and how it makes that special how it led to your founding a wallbox in particular,

Enric Asunción 4:13

Thank you and everybody for your time today. So I’ve been all my professional life working in the electric vehicle charging industry. First, at a company called A Plus Iada where I created today’s standards for charging at home but also for charging in the public space so when you bring an electric car to a charger, and things are compatible, you know everywhere. That was my job at a plaza to make that possible. But then I move back in 2015 at Tesla, where I was responsible for all home charging activities inside Tesla in the European continent. So, when I wasn’t realize that the key to make possible the transition to electric cars, was first of all, to solve charging at home, because 80% of charging habits. So, more than six years ago I decided to leave Tesla to create robots, and today we’re making possible charging not only at home also in the work space, the public space, and we’re even making charging a part of the energies of management, you know, using our products as an energy management.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Alexandra Lane 5:22

Awesome. and Justin can you then give us some background on Kensington and tell us about what was it about Wallbox that interested you and made them stand out from other players in the same space

Justin Miro 5:37

Sure thing Alexandra and thanks a lot for having me on your event here today. So Kensington is a automotive focus SPAC. This is our second SPAC, but our team of 10 individuals. We have been in the automotive industry, our entire careers and frankly between the 10 of us collectively, We have almost 300 years in the automotive industry. And, you know, we’ve been focused over the last few years, on these mega trends in the automotive industry, the single largest mega trend is the electrification of the power train in other words, electric cars, and your first fact we merged with a company called Quantum scape battery company, and we got a lot more expertise on really what is powering the future of vehicle transportation. And we recognize that vehicle charging very much important in order to drive the adoption of electric vehicles, globally. So our SPAC team we looked around the world for the best. EV charging company. And at the same time we recognized a very unique trend, which was energy management is becoming critically important. We are running out of clean, sustainable power in the world. And so when we met with Enric and his team at Wallbox in Barcelona, we found the perfect intersection of not only EV charging but energy management. And so working with Enric on the team over the last few months to put together this transaction, which, as Jared mentioned we hope to close by the end of next month the end of September. We’re very excited to bring this truly remarkable company public, provide an opportunity for Main Street investors to invest in what we believe to be, you know, a sustainable company, but also a very high growth company that will power the future.

Al 7:39

That’s great. We’ll talk a little about the energy use mindset that you just mentioned a bit later, but let me ask you a question next to Enric, why did you decide for Wallbox to go public, via SPAC merger and why did you pick Kensington.

Enric Asunción 7:57

So, we, we have different options but the option that gave us the capital and expertise to achieve our long term goals. And you know, fulfill our business plan, the best one was this. And you know, for us, was not only important to capital, which of course, you will see but we have a fully funded business plan with this transaction. It also as I said expertise as Justin say they are specialized automotive SPAC. And you know, the US is one of our fastest growing markets. We just learned at the beginning of this year and we expect by the end of the year, be close to the first country in sales for Wallbox and having Kensington as part of our, our team and as a member of our board of directors. We see a lot of potential you know they are helping us going to car manufacturers with divided administration, you know, expanding our region in general with the automotive sector globally but especially the US, which is what we expect to be part of our role

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Alexandra Lane 9:03

And Enric what differentiates and sets you apart from, say, others in the electric vehicle charging space?

Enric Asunción 9:13

There are many things. I will say that, not the most important but very important one, it’s, we are a truly global company, you know we are present in all continents. We have presence in 67 countries. So we have company in China in Asian region. We are very strongly in Europe and now in order to launch in America. We are the fastest growing company in the space, or one of the fastest for sure, you know, if you look at our results, we announced a few weeks ago, we have multiply by for ourselves over the same period last year. And we are on track to multiply them by three so you know we’re really really fast growing company in this face. We have the best rough market today already, you know, we can leave more than 40% gross margin on the product we’re selling today. But the most important thing is our technology, we are able to provide products from home charging semi ploy charging and poly charging so we’ve covered the whole spectrum, but very interesting here is that we use our acts as an energy management tool. An example of that is Quasar. Quasar, which is the first bidirectional charger for. You can use your charger to charge your car, but also to discharge your car, and use the battery of your electric car to power the home, power, and unless you make over three is a massive battery. So, we have the technology that enables using the battery as a storage for the home.

Alexandra Lane 10:40

Yeah, that’s great. Let’s talk yeah I’m gonna ask you a little bit more about the the product offering kind of just bouncing off of what you just said. So Wallbox you know here in the US you’re mostly known for your pulsar. The at-home charging solution. I think you mentioned earlier that 80% of EV charging happens at home. And you have what you just mentioned the Quasar it’s a bi-directional charger, and how does this give you an advantage in this space being the only EV company to offer such a product.

Enric Asunción 11:18

So, our product received our energy management tools, the pulsar, which is not bi-directional, but, you know enables you to like or products is one to charge whereas is cheaper. So, in many countries, especially all European countries, and now in the US is going to happen. The price of the energy changes by the hour. So being able to charge when energy is cheaper, allows you to save lots of money, almost five times what you will say, you say factor more than you will charge it expensive power. So that’s very important. Also, people have very limited power at home. And if you start the airborne the heating, you know, it might happen that you can throw a fuse or exceed the maximum power of the installation so we make sure you always test as fast as possible while keeping safety of the installation. And the last one, as we were saying is, is bi directional charging and here is there’s a lot of possibilities. You can use,

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

like we’re doing now we’re selling this product by thousands in many countries. You know you can use the the charger to charge when energy is cheaper and discharge. When energy is expensive, more expensive so, you know, an EB battery can store enough energy to power to hold for four days. So using this battery, you know, to store when as to spend with more expensive, it’s important that you use it also when you have solar panels. And when you have access for production you can use it to charge the battery that’s also a good option. And finally, we are in many countries where relational or we do what’s called bagel to break. So, we charge from the grid and discharge to the right when the grid needs extra power. And in that case the grid operator base our users, depending on the situation, up to 250 euros a month for having your available delivery. So all these kind of things is what our products and they will today it’s not something that will happen in the future this company we’re building today.

Justin Miro 13:14

No Alexandra, I just want to add on to what Enric was saying there because you’re definitely getting on the differentiation of Wallbox, and I think everyone knows that there are dozens and dozens of electric vehicle charging products and companies in the world today, but I think this is what you know the Kensington team brings to the public shareholders: we’ve done the work we’ve done the due diligence and our team is a global team. We’ve operated our entire careers globally because, well frankly the automotive industry is truly one of the most global industries around today, but we are the point that Enrico was making is that Europeans are much more comfortable, much more knowledgeable about energy conservation energy management, and maybe it’s a combination of the fact that energy prices in Europe are so much higher, but the technology to harness this energy management is much more fully developed in Europe and frankly that’s why, you know Wallbox has been so successful in Europe, and why this technology, we feel so excited about introducing this technology to Americans to the North American market in particular because, you know, as we’re seeing here in the United States, whether it’s wildfires on the West Coast, whether it’s ice storms in you know southern states whether it’s hurricanes, on the east coast. We are constantly, you know, being threatened by energy disruption, and by having a product like Wallbox in particular, the Quasar bi-directional charging device, which now all of a sudden, allows the consumer, to have their vehicle act like a backup energy storage, backup generator for their home for your business, for their mobile work site. This is a real game changer and wallbox is the only company in the world that has this technology, and that’s why we’re so excited to provide this capital to allow the company to expand.

Alexandra Lane 15:14

Yeah that’s really, that’s a really interesting point. You know, being a European company is actually a Wallbox’s advantage, it appears in breaking into the US market, you kind of talk about this notion of dynamic energy pricing and and using it when it’s cheaper, versus less expensive. How will you educate the USA market who were probably less sophisticated, not as early as adopters surrounding energy pricing mindset.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Justin Miro 15:49

I’ll answer first then I’ll turn it over to Enric but you know it’s a great question and you know it’s funny, we all know, friends that are currently driving gasoline powered cars they’re willing to drive an extra mile to save five cents a gallon for gasoline. Right. Well, just imagine if the cheapest electricity for your car is right in your garage right now. You don’t have to leave your garage. Okay, that is the cheapest electricity because you’re already paying for it. It’s already in your garage. I don’t want to have to drive to some fast charger and pay for some real estate they’re in for a very expensive charger and for someone to make a fee on my electricity, I want it right in my own garage. Well, now all of a sudden, you know people are when people are spending their own money to drive their own vehicle like I just said we know people are willing to save a couple pennies a gallon, if they can charge their car at night. For 20% the cost of charging their car during the day, guess what, they’re going to do it, and if they have a Wallbox device that they can automatically set up can do the dynamic charging. When it’s cheapest, it makes it very easy.

Alexandra Lane 17:01

That’s very true. I know a lot of people including myself who have electric cars are the electric capabilities on their cars we there’s a lot of problems with how expensive the charging ports are, at least in a public setting.

Justin Miro 17:17

So it’s an inconvenience. Absolutely. We all have local gas stations you know in our towns, you know that are a mile away from our home. But if you’re coming back from a trip or coming back from work, and you have 10 miles left of electric charge in your car. Are you really going to stop at a gas station for 20 minutes to charge your vehicle, you would never do that, you do it right now because that’s where the gasoline is, but if you can get to your garage, and you’re going to park it there for the rest of the night, or even for a couple hours, that is going to be your first choice. And that’s, I think, you know that’s really why wallbox is focused on that user experience, which is 80% of the time it’s being used is it your home or your place of business. Guess really innovative technology, Enric. Oh, go ahead.

Enric Asunción 18:07

I think your comment the 5% of the time is not yours. So, while we are doing with our products is usually quality, either you know where you’re reusing it so use your car would you pay lots of money for that battery. So you make money you save money in there all the time that you’re not using this car to and that’s also with our products.

Alexandra Lane 18:30

Yeah, it’s great. Um, and Enric, you also have a partnership with SunPower Can you tell us a bit more about that and kind of the intersection of EBS and other sustainable energy sources like solar and how it plays into wallbox is Rotter mission about energy management in general.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Enric Asunción 18:54

Yeah, yeah so SunPower is one of the biggest installers of solar energy in the US, they have already more than 300,000 Short installations, as most of the people that have solar also have EDS. So what we’re doing here is for the new installations and for the old installation of some power. We are, they are going to be offering our products that combined perfectly with solar power so we have launched a functionality which is called EcoSmart, which, as I was, without it’s compatible with all inverters is compatible with any, any installation, and what it does is charging when you have more solar production that you’re actually consuming that you’re actually going to be in the home so all the excellent for production are used to charge your car. If you want to turn your car off fast as possible. No problem, you present the app to charge the fastest possible and it will charge from the grid and from solar, but if you have time, it will charge from solar power, and we are moving as a to become the center of the energy at home you know because you can use quasar, as a charger, you can use your suitcase or as a battery, which is great for installations, but the next version of Quasar we are going to be launching in here in the US is also going to be a solar inverter. So you will be able to directly connect the solar panels to your laser. So the charger will be the inverter. The batteries thanks to my directional charging, and the charger you know so it becomes the center of the energy at home, and that’s something that, it’s really interesting for companies like sun power but many other companies in the world, in Europe, we make a similar agreement with the global, which is, you know, a similar company that in some power for Europe. So, and you know these are not exclusive agreements, we want to present the future ideas with them because they are the leader in the market. But as we move forward we make sure that we, you know, we become an important part of the solar value chain, because when people buy electric car, they tend to store for our power. And you know we are already grabbing this land we sell the charger, we become their management company, and from there we can also be the solar energy management company,

Justin Miro 21:14

To reiterate that just one more time what Enrico was saying today the Wallbox weighs our product, which the company has been selling, you know, for, for a while now, being sold in places like Germany, the UK, Australia thousands of units have been sold installed working perfectly. That is the only product with the inverter built into the actual charger, and that’s what enables this bi directional capability, the ability to interact with solar, and it’s really going to enable products like we’ve heard Ford announced the f150 Lightning, which is an amazing vehicle with a very large battery pack. Now you can use utilize that battery pack to essentially run your home for days if not a week. Very, very powerful tool. No one else has the ability to offer that capability.

Alexandra Lane 22:05

Yeah and it sounds like these capabilities really give the consumer a lot of choice, which I think is really a proprietary offering. Exactly, yeah. And in light so you kind of touched on this, Justin, I kind of want to I want to hear and Rick’s perspective on this and then feel free to jump in as well but in light of something like natural and natural disasters we just saw, Hurricane Henri move through the northeast, Northeastern USA How could Wallbox products be of use in a situation like this to consumers and firms as well.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Enric Asunción 22:47

So again, you know, it’s, it’s wiser, because it takes away directional charging, you can set the chariot as a salt several boulders it’s ball you know you can use it as a backup generator. And as EBS, four times more solid enough no has bought a home for four days, that will solve at least this part of the problem. And, you know, how big is only the electric vehicle battery. The standard power wall or standard battery you can buy for solar, or, you know for battery storage at home is around 30 kilowatt hours, and let it be go battery 60 kilowatt hours to 100 kilowatt hours of capacity, so it seats 10 times. So that gives you an idea hobbies and that’s why you can power a home for four days. And thanks for working. That’s great. Did you have anything to add, Justin.

Justin Miro 23:47

No and I think as these batteries get bigger and bigger and more efficient. And, you know people are working more from home and they need to have backup power 24-7. If you’re going to spend the money to spend $50,000 on an electric vehicle as Rick said, now all of a sudden you actually have not only electric vehicle, but now you have a backup generator all in one package, and it’s all solid states, and you can take it wherever you want to go. So, yeah,

Alexandra Lane 24:14

That’s great. Let’s just, let’s talk a bit about how while Wallbox in the context of partnerships, you know, for example, Ford is coming out with an electric version of their top selling truck the F 150 What offering Wallbox potentially offer to someone like Ford.

Justin Miro 24:37

Well, I’m not going to speculate on Forbes, specifically because specifically statically. But But what, you know what people have to understand is that, once again, vehicles are extremely complex and unless you understand not only the architecture, the engineering, the manufacturing, but you also have to understand what’s the business by the OEMs the vehicle manufacturers, and clearly the Kensington team not only has that amazing network with companies like Ford Motor Company, but given our experience in electric vehicle batteries we understand that there’s a lot of requirements with, with a battery technology. So, the question that you’re asking is, wow, now all of a sudden someone’s going to purchase a f150 Spend 50 $60,000 on that, why are the vehicle manufacturer going to allow that battery to be used as a backup energies source. Well this is one of the other areas where we are so impressed with the team at wallbox. As you heard and read mentioned, a company is selling product in almost 70 countries around the world. Well, what that means is the product is certified to be sold. This is a very

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

high power, high energy device that connects into electric grids, you can’t just do that on your own, you have to have a certified product that the utility companies have signed off and said this actually works for our utilities, that’s the first step. The second step is you have to be certified by the vehicle manufacturer, whether it’s Nissan or Mitsubishi or BMW or Ford Motor Company, you have to bring your product to them and have it certified so it works with their battery, and their battery management system. That is what Wallbox has done wall box has not only hardware engineers and software engineers, hundreds of them at the company, and to get this certification on both sides of the equation so that you can have this work, not only in every country, but with every vehicle that is a huge hurdle that no one else has been able to approach because, first of all, they don’t understand that concept. Second of all, they don’t have a product that actually works for that application.

Alexandra Lane 26:50

Um, Biden administration, you had mentioned earlier, some new blood, new legislation concerning EBV space you know we all kind of question. What is ever and legislation was passed, it’s so complex, but the Biden administration did recently pass, as, as most of us are probably aware of the infrastructure bill. And let’s talk about as this concerns the EV space, what is the scope of opportunity that this, these are the earmarked funds in that bill present for Wallbox and maybe other companies in the EV space.

Justin Miro 27:32

So maybe I’ll start and hand it over to and read but you know the first thing I just want to highlight here is we have not factored in any type of government incentives or government handouts for our business case for wall box, and as you can see in our publicly filed F-4 documents, and as you just heard and read mentioned, a company today has market leading gross margins over 40% gross margins on the products that are sold today, and produced today and wall boxes owned manufacturing facilities. So, we’ve said, listen, the company without any of those incentives actually is very profitable from a gross margins standpoint. But you bring up an excellent point which is, you’re right there are tremendous incentives out there, not only in the United States, every country in the world is also embracing sustainability green initiatives, you know, low polluting vehicles, you know, consumer as well as commercial vehicles, and we have some very unique expertise on the Kensington team obviously, we have decades of automotive expertise, but also we have people on the Kensington team that worked in the US administration. In fact, running the Federal Highway Administration here in the United States, you know, that is the entity that oversees essentially $50 billion a year of road infrastructure spending. And as we know, part of that road infrastructure spending at least in the Biden bill is to go specifically to EV charging, not only public, but also at the home. So we see a lot of opportunity there, but we also, more importantly, we have the path to help facilitate that and really help drive policy here in the US that benefits Wallbox.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Enric Asunción 29:27

Yeah, and I think when you say just, it’s everywhere in the world no. We, there’s a goal in the US, to have 50% of cars by 2030, but in Europe is non electric cars are gonna be banned by 2035, you know, so it’s gonna be 100% of sales of electric cars, and all the profits in Europe, also in China have strong incentive plans also Spain for example recently announced 5 million plan, Germany, more than 10 million so there’s lots of plans coming in different countries. And the key here is 180 percent of charging habits, which is where we lead. And there’s, you know, you will live with the cars, there’s a lot of subsidies also for making possible the condition and building infrastructure for home charging, but also we have the perfect product for public charging you know we recently announced that by the end of this year we will start producing supernova, where we already have $130 million from pre order. This is our first dc poly charger. And this product is always very disruptive for the Polish market because it brings the reliability Polish charging, most of the charges that have been installed in the past are not reliable so they failed so when you arrive with your car, maybe that doesn’t work so we have a design that is very modular, lots of modules in parallel so if one of these different pieces fails because these are complex devices. The charger still starts at the level, maybe a little less power but we always start until it’s the cause you know we have our technology that we have a laser that enables us to charge and design products, much more compact, and much more affordable so supernova is 40% more affordable than what’s today in the market, and, you know, we are going to deliver the first $1,000, which is one of the leading into this in the in the world, but also in either in Thailand, dentures in Australia, or many other companies that have placed their pre orders in Chile. So, or globally we are launching supernova, we believe it’s the perfect product for the public charging infrastructure plans.

Justin Miro 31:36

Alexandra just want to add, you know, a lot of people are saying, well, aren’t we pretty far along in this kind of rollout of Evie chargers. I would tell you we’re not even in the first inning yet, you know, we’re still doing batting practice before the game starts here, because if you look at the next 10 years, just the proliferation of electric vehicles, globally, over the next 10 years. And how many charters need to be installed over the next 10 years to support just publicly what the OEMs have announced their vehicle sales are going to be that there is less than 1% of all the charges that will be installed at the end of this decade have been installed to date, less than 1%. Okay, so we have a long way to go. Where are all those charges going to be, you just highlighted before trying to find public chargers that are working. Yeah, maybe you’re gonna find them, but I guarantee every single person that has an electric vehicle, whichever one once you drive one you’ll love them. Everyone wants an electric vehicle. Once you get one guess what the first charger you’re buying is going in your garage or outside of your garage or in the parking lot of your apartment complex, we have the solution for every one of those applications today, hardware, software, and energy management.

Alexandra Lane 32:52

Yes, you know part of, part of that you know that infrastructure bill I mentioned was there’s a goal for 50% of car sales to be electric by 2030 but there’s also quite. With that you have to supply the charging stations. Can you kind of speak to more of how how there’s going to be quite quite a push for that and maybe how that’s, you know maybe more of the priority.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Enric Asunción 33:21

So, you mean for the actual supply chain,

Alexandra Lane 33:25

just in general, I feel like you know, 50% of car sell sales by 2030 that makes for a great headline, but you’ve got to have the infrastructure to charge all of those electric vehicles as well.

Enric Asunción 33:40

Yeah, so for touching at home, you know we are building all the properties we have in Europe a couple of factories one in China and we are going to open the second half of next year, one in the US. So you know I think Charlie’s not going to be a problem, especially public charging has been challenging to build the rate that this has been necessary. But what we’ve done with supernova is make a product this is built like a car, you know, it’s everything is injected plastic so metal reinforcement to ensure it’s strong, but it’s built, you know it’s not the electrical cabinet that you need to specialize people to to build the product which used to be in the past. It’s a, it’s a, it’s you know it’s quick connectors, very modular very easy to build. And we can build by thousands. Every week you know this product once we start production so this is, you know, I think probably the main challenge, not for us but for many people is going to be the semiconductor crisis. So, I think that’s how, what has to be out, because, you know, I’m not worried also the carbonyl factory factors are all moving to electric cars so there’s gonna be a lot of supplier of electric current is going to be prioritized by common factors but supply conductors crisis can be challenging, challenging for, for some, you know, electronic equipment manufacturers, but we have this.

Alexandra Lane 35:14

So, yeah, I was just gonna say, you know, there’s a huge issue concerning supply chain with semiconductors, but you know as you just mentioned, it’s not an issue for wallbox. Can you explain to our listeners, why?

Enric Asunción 35:29

Well, you know, it’s not an issue for our customers. So we have been able to give delivery, and less than 72 hours and we expect this to happen. The key of wars is that we have a vertically integrated manufacturing and that’s also one of our big differentiators. We have our own manufacturing plants that I say, control the supply chain, and we take care from the design, the development, the manufacturing and the certification as Justin explained the whole process we do in house. And you know what happens here is that there’s one component that you cannot get and if most of our competitors they have outsourced manufacturing, so that means that maybe they cannot get charges or their products for a few weeks, we are able to quickly redesign the electronics to look for our substitute. Substitute component and recertify quickly. You know we have some weeks in advance before we know that this component is not going to be available, and we have these very fast development cycles, which, at the end, it’s allowing us to until today and we expect to be like that, we’re able to deliver on all our orders in less than 24 hours. So the key is having everything in house and that’s how we solve it.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Justin Miro 36:42

Alexandra I just want to highlight scale and speed are critically important. We’re talking about the global automotive industry that sells 100 million vehicles a year. So, if people are talking about 50% of those being electric vehicles by the end of this decade, from about 15 million vehicles a year are going to be electric. There is no one. No, Evie charging company that has the ability to scale as quickly as wallbox. As you heard and Rick mentioned the company’s got two manufacturing facilities in Europe, one in China, we’ve announced we’re building a facility in the United States, we’re adding more capacity in Europe, and I got to tell you the team at Kensington, you know, our team it’s a, it’s a bunch of, you know, heavy manufacturing expertise. We have guys on on our team here that ran Supply Chain Management, Chrysler, Ram purchasing ran all global manufacturing for General Motors Lear Corporation so knowing how to scale efficiently, knowing how to deploy that capital efficiently. And that’s what we focused on here we spent a lot of time with Enric and his team. We sized this transaction appropriately so that we not only have the capital to build these plants and his capacity, but also to build the inventory in the accounts receivables that you need to really build out this global supply chain so that you don’t run into the issue that a lot of other companies, including a lot of Evie charging companies are facing today, because they don’t, they don’t have the relationships, they don’t have the capital, and they don’t have the product that they can quickly change as Rick mentioned to modify to react to constrictions and they’ll supply chains. So, very dynamic company and that it’s that speed and scalability, that is really going to prove itself out over the next year or two year with the company.

Alexandra Lane 38:38

Yeah, so you know, kind of building on this speed and scalability, can you walk us through some of the financials of Wallbox and, you know, some numbers that would support its profitability?

Justin Miro 38:53

I’ll just hit the highlights of the transaction maybe, tell you a little bit more I just put in that capital work but the transaction is funded by Kensington’s $230 million in cash in trust. Plus we raised an additional 100 million dollars with a fully underwritten pipe facility which was underwritten by people like Janice. And in fact, the Kensington team. Also, we put capital into the pipe as well. And so, you know we are targeting raising to $330 million by the end of September, putting out on the balance sheet, and that capital is to be used as your herd to build out these facilities so cap x in terms of manufacturing, as well as funding the AAR, in other words in capital requirements, and that is all of the equity capital that the company needs to get to free cash flow positive, very key. You know this is well beyond just being positive EBIT da, but its EBIT dA plus the capex needed to grow the company so we feel extremely optimistic that the company has much available capacity to grow beyond that, because, frankly, as I mentioned we have not factored in any incentives. We haven’t even factored in. The SunPower deal which occurred after we announced our transaction. Yeah, that’s great. Enric, did you have anything to add?

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Alexandra Lane 0:00

You know, some numbers that would support its profitability.

Justin Miro 0:06

I’ll just hit the highlights of the transaction maybe, tell you a little bit on that capital work but the transaction is funded by Kensington’s $230 million, a cash interest. Plus we raised an additional 100 million dollars with a fully underwritten hype facility, which was written by people like Janice. And in fact, the Kensington team. Also, we put capital into the pipe as well. And so, you know we are targeting raising to $330 million by the end of September, I’m putting out on the balance sheet, and that has to be used as is referred to build out these facilities so cap, manufacturing, well is flooded but it’s plus the Capital One so we feel extremely optimistic that the company has much available capacity to grow beyond this, because, frankly, as I mentioned we have not factored in any incentives. We haven’t even factored in. The SunPower deal which occurred after we announced our transaction.

Alexandra Lane 1:30

Yeah, that’s great. Enrique, did you have anything to add or anything?

Enric Asunción 1:34

Yeah, the key was was just saying it’s a fully funded business plan. We spent by 2025 $1.2 billion in sales proposal for that. And the key that’s gonna make us beat the positive by 2024 and free cash flow positive by 2025 Is that today, we already have this more than 40% gross margin. Most of the companies say that they will have this gross margin in the future we have it today. And you know with the volumes and economies of scale, and everything we are reading the 40% and that will will ensure that bipolarity far tries specifically for a president if we have when we will deliver on the, on our plans to be in the policies of because free cash flow.

Alexandra Lane 2:25

Awesome. And then, Enric a little bit to the future, what are some of your immediate plans for Wallbox after the public debut?

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Enric Asunción 2:37

Yeah, I think the key here is that the future of mobilities or Africa is happening now when we are the company ready to make this possible. And with, with these funds and with this capital what we’ll do is one. Could you know with our global expansion going to new markets, operating new factories, you know we’re opening these factories in the US but we have to increase our capacity in our different locations. With the growing demand to launch new products faster charging more energy management, all these kind of functionalities we are working on on all the r&d, where investing is going to be where we are investing a lot also marketing, the brand, you know we have a strong brand equity and we sell under or run, because we have a French company when many of our competitors are industrial companies we sell under worldwide brand and we believe that’s very important. And, you know, our goal at the end is to be the best, and the biggest Evie, charging manufacturer, an energy management company that will.

Justin Miro 3:40

I think one thing that we really like Alexandra to is, you know, just like when we partnered back quantum scape, with a battery company. We were not choosing one particular electric vehicle manufacturer. It’s kind of I don’t want to call it the gold rush, you know, we’re not, we’re not going to you know go after, you know, the individual miner, but we’re going to back everyone sell them all the shovels and pickaxes and everything. Same thing here in the EV charging. We see huge opportunity with every vehicle manufacturer around the globe, whether it’s in the US, Europe or Asia. We’re providing a solution here, that works for everyone so for our team here to support and read, and to support him with, for example, GM, Ford and Chrysler here in North America, but also all the other vehicle manufacturers globally, All the utility companies globally, you know, for us to be able to support the company, both financially, but through our relationships we’re very excited about that because the company is growing in every single component in every single country.

Alexandra Lane 4:43

Yeah, that is, that is very exciting prospect, let’s, I’m going to throw it back to Jared, he is going to facilitate some q&a from our audience listeners. Thank you both.

Jared Banks 4:56

And thank you to everyone who’s already asked a question I see we’ve got a nice queue here once again if you would like to ask, Justin or in Greek, a question, please don’t hesitate to drop them into the Q&A on the Zoom portal. We’ve got one here is saying you’re a relatively young company, but you, you have a global presence already, we talked about Europe, we talked about, of course, North America, you’ve also got operations in China, can you talk a little bit more about that.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Enric Asunción 5:28

Yeah, it’s it’s critical to be global because our customers terminal factors utilities, expect global partners for example, we have visa, which they choose us apart from our technology because we can provide them services in create con or hunchy in China, which is a Chinese staple car manufacturer so it’s key to grow in this market to have the global presence because this is a race where the winners of tomorrow, undecided today, and being global is critical and the fact that we have invested all this time and resources on, you know, having the certifications and all those countries. And we can do them very fast things to our medical integrated model. We believe that this is a huge barrier of entry and strong assets we have inside. All walks, And you know there’s a big advantage for our customers.

Justin Miro 6:23

And for us, you know, Jared, I’ll just also add to that, you know, the company has been around for a little over six years. But what really impresses or impressed us to Kensington is that the company has been selling product for almost five years. And, you know, to be able to sell product that quickly just goes back to the speed, the innovation, the capabilities and, you know, while you’re right there are you know companies that you know have been around for, you know, 10 years. I think it’s over.

Enric Asunción 7:36

Offered presence we think that we believe that this is a very strong asset we have inside wallbox. And it was a big advantage for our customers. And for us of push,

Justin Miro 7:49

I was just also add to that, you know, the company has been around for a little over six years, but what really impresses or impressed us and Kensington is that the company has been selling product for almost five years. And, you know, to be able to sell product that quickly just goes back to the speed, the innovation, the capabilities and, you know, while you’re right there are you know companies that you know have been around for, you know, 10 years and, you know, don’t even have nearly the global presence that wallbox has the fact that the company has over 650 employees. They speak I don’t know 28 languages. The company has sold over 100,000 components there in the field working today. So, on one hand you could say, yeah, it’s a, it’s a rather, you know, young company, But the progress that we’ve seen a Kensington, is just astounding. And so that’s why we believe that not only does this company have the capability but they have the leadership, they have the management team, they have the employees that are all rowing in the same direction, and this is the type of growth that public investors expect. I mean, you don’t go public with a company with low growth. Okay, you go public with a company that needs permanent long term capital to fuel this type of growth. So this is actually the perfect type of company to go public, And in particular with a spec transaction which we believe provides the best transparency for all investors.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Jared Banker 9:25

That’s great, you know, we always like to ask, you know, the heads of the specs themselves why they chose the companies that they did I think you just answered that question right there. We’ve got another one. This is a bit of a technical question so maybe for an MRI, which vehicles in the US market can take advantage of the V2G, capabilities, and another one saying is the V2G Wallbox product certified today.

Enric Asunción 9:59

So first of all, all cars can take advantage of our vehicle to be bigger performance vehicle to read. The problem is that the protocols are not standard in old cars so today the CHAdeMO cars which are nice, Mitsubishi, are the ones that have these available. We are working with many other car manufacturers at CES because by the end of next year we expect that more and more cars will have CCS standard we may go too late. But, you know, Our product is ready for CCS bi-directional and for CHAdeMO electrical, and you know it’s a matter of a software update, and our products are certified, today we did codes for most European countries, I would say all European countries. And we’re seeing them in the UK in Germany and now we’re watching Mario Brothers in Australia we’re also selling North America we expect to have the UL certification, and the Glico certification in diverse states by 2022, second half of next year.

Justin Miro 11:04

Right.

Jared Banker 11:05

I wonder if we could talk a bit, a little bit about your clients and your, your partnerships, now I just looking at the investor deck which I encourage everyone to take a look at on the Wallbox website, I mean, you’ve got quite a few big names in the automotive and dealership sector and then you’ve got quite a few big names in the E-commerce sector so could you talk a little bit about that.

Enric Asunción 11:33

Sorry I got interrupted,

Alexandra Lane 11:36

through your your clients and your partnerships around the world you’ve got quite a few big names and your investor day.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Enric Asunción 11:42

Yeah, yeah. So, as I said you know we are perceived by some of the most important car manufacturers and utility companies in the world. Nissan 38 countries. Sad and Cobra which are called wagon brands, where we serve to them globally. I also took our hunchy countries this this data, and you know they choose us because our smart technology with Bluetooth technology so we can, every time that you get close to your charger, even if the charger doesn’t have internet connection, our app don’t load the data from the charger and sends it to the cloud on that was very important for these carbon fiber, but also utility companies so we have even Rola, which is one of the biggest utilities in the wallet is number four, by market cap, they have presence in the US, in Spain Europe, UK, France, many, many countries, most European countries, and they are not only one of our customers that already plays orders for supernova, or both thousands of home charges. They also work for investors, and members of our board of directors, so it’s great to have a utility company in our, in our board, you know, to help us understand you know which are the trends and how the energy market sees the condition to electric cars, and we also have a similar agreement with Kopec, which is one of the biggest energy companies in South America. They are building a corridor from South America to Central America through Chile for fast chargers, and we are supplying our products to be possible these, a huge, you know, highway of electric vehicle charging. So we have many partners in many, many countries, most of them utilities and car manufacturers

Jared Banker 13:29

And very interesting connection from Spain to Latin America. That’s really cool.

Enric Asunción 13:34

We have rolled out at the end. If you look at our sales outside Spain, they are 95% are also in Spain, and also we are a global company and most of our business is in Europe in the US, they say, we expect us to be the first country in sales. By the end of this year so you know it’s, we’re a global company,

Jared Banker 13:57

Right, we’ve got another question here that’s saying, it looks like wallbox has a relatively low capex compared to some of the competitors that have gone through the DS back process. Can you talk about why the capex is lower, and maybe this is one for for Justin.

Justin Miro 14:20

Oh, I can’t really speculate on that. What I can tell you is that, first of all, this is one of the best companies that we have ever found here at the Kensington team. First of all, and second of all, I think we’ve demonstrated on our previous disk backing transactions that we know how to run a de SPAC process and create significant shareholder value for all parties involved. When I say all parties, not only, you know the target and the target shareholders, pipe investors, but most importantly to the Kensington or in this case KCAC shareholders. So, but we we do everything with full transparency. We have filed a F-4, which is the foreign issuer version of an S-4 document which can be found on

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

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our website or the Wallbox B.V. Edgar website. And, you know, we believe that, in today’s market people are looking for certainty of closing the deal. So I think you know one one difference that we’ve seen in the spec these backing transactions in the last year, is there have been a lot of transactions that were announced, and either never close, or they just continue to delay those processes, you know, We, we think that that is a real failure in execution by the spec sponsors. We feel that it’s also brought down expectations across the entire universe of spec transactions. We’re just trying to deliver exactly what we’ve communicated to the marketplace, as you heard and Rick mentioned we, we said when we were going to deliver our earnings, we came out with earnings that were better than people expected, we announced that we were going to close this deal by the end of Q3 which is the end of next month. And we are delivering all of our financial documentation, like we promised so we’re just, you know, we’re a bunch of manufacturing people and very, you know, you know, a bunch of engineers, we like to deliver on what we say. And that’s the process that we’re executing right now. Excellent.

Enric Asunción 16:28

I want to add to the capex question, so you know we, the plan is the business plan is fully funded. And it looks like it’s low because compared with others, because we are not owning operate, you know, many of these companies, install the charter they pay for the charges, and they wait for people to come to this public charter to create the future revenue. We are today selling the hardware, we’re making 40% More than 40% gross margin on all the sales we do later, this hardware is creating recurring revenues. So every month for the taxes that are in the street or in offices or in semi public spaces, they are creating a recurring revenue class. And, you know, we don’t need to invest in infrastructure and hope that in the future that will create revenue we have the revenue today, and it looks. Also, you know, relatively low because we have, what we are doing in houses mostly assembly in our manufacturing lines. So we control the supply chain, but we, you know, close to Cardinal factor we receive many of the parts, and we assemble we do quality control software programming, ensure logistics everything, all the things we do in house, but we make sure that our supply chain delivers the quality and quantity is we need so we are even lots of topics to our supply chain.

Jared Banker 17:48

And some of that revenue is coming from software subscription, right. So can you talk to us about that.

Enric Asunción 17:55

Yeah, so we have two main recurring revenues. One is if a product has been sold to a company or a condominium or per charge port operator so to be able to access our charging platform, which is called My warps. So, you know you want to sell the energy that your charger is delivering so if you’re in a condominium you want to know how much energy every neighbor is spending every month, and make sure they pay whatever they have spent, or if you are in a enterprise or in a fleet, and you want to control the different users, cars, and you know, manage all these things, all these things can be done

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

through our platform, and it costs five euros a month, or $5 a month for the charger, connected to this platform so every charger journeys is $5 a month for home charging is for free, but when it’s more than one charger, or especially normally in a semi public space, or falling space. People has to pay these $5 a month. And also, you know, we, we say that 80% of charging of charging happens at home, but our users are still one, one per month, or one per week they need to go to a public charger. So we have our public charging app. It’s called electoral maps. So it lets you locate and unpaid for public chargers, so you know you have a map you can see which is your post charger, which is the best place to stop because also the app recommends you the best locations. And from that, from this transaction to go through the platform, we get a 10% fee for every image transaction so we don’t own these public charges. We just have agreements with the owner operator so we have different agreements, and today we have more than 150,000 charges connected to this platform. And you know this is a leading platform in southern Europe. We are now expanding it to other countries Americans,

Jared Banker 19:48

right, we’re almost out of time but this is a very interesting discussion here. Now I noticed that you just talked about the app, which I thought was a really cool, you know, thing when I was when I was researching this company, he talked to us a little bit more about how consumers can use the app to control the unit and then could you talk a little bit about how you were using data from the units to help the business.

Enric Asunción 20:18

Yeah, so, you know, all almost all functionalities are transparent to users. So, you know, charging when I was just cheaper, it starts printing so normally the product the unit, decide what to charge, or you can, if specific, you want to set the specific time. You can do it from there. And, you know, they’re always connected to our, to the mean that I do, so it knows how much your home is consuming and can optimize based on your home consumption or based on other times during the installation. And the key here is that most of the companies in the space. They say they have internet connection in the charger no they have Wi Fi Ethernet 4G All of our players have this, but you know what, most of the charges in the future they will be under our floors, they will, they will be in a Wi Fi blind spot so they don’t have internet access. So what we’ve done here is, use the Bluetooth technology in your phone, to be able to use it with your charger so every time you close the phone download the data or send data to a charger, and make sure it’s always connected, just every time you get close to the charger which is every morning or every after all these functionalities that I was talking about, can be done without internet connection so the channel has embedded software that has all the intelligence to communicate with the, with the meter at home without a charge, without internet connection, so we really really put all the intelligence inside the product, to make sure that even if you don’t have internet connection you can do payments, you can pay for your using your mobile phone so we have all the facilities that we believe are our customers, certainly users, and you know these a killer application look for many users to be able to, to, to use your charger with all functionalities without internet connection.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Alexandra Lane 22:20

That’s great and Justin I’ll just let you have the final word here.

Justin Miro 22:25

I think the final word is that, you know we have identified one of the greatest companies in the Evie universe with wall box, and we got the best team here at Kensington to execute on an excellent transaction a very efficient transaction. We are so excited to communicate this investment thesis to the broad universe of investors, and we’re really excited to get this deal closed in the next five weeks, so that, and Rico and his team can go execute on an amazing business plan, which we believe is going to make everyone’s lives better, greener, safer and more efficient for generations to come. So we’re very excited. That’s great.

Jared Banker 23:08

Well thank you both gentlemen and Enric and Justin for joining us and thank you to the viewers. We’ll make sure to get that replay up again on IBO hyphen edge.com within an hour. Thank you on behalf of myself and my colleague, Alexandra, and we’ll see you next time. Thanks.

Justin Miro 23:28

Thank you. Thanks a lot.

Transcribed by https://otter.ai

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Caution About Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forwardlooking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; and underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and the proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

IPO Edge Fireside Chat- EV Charging and Energy Saving, Wallbox & Kensington Capital Acquisition Corp.

II, 8/25/21

Contacts:

For Wallbox

Investors

ICR, Inc.

investors@wallbox.com

Media

ICR, Inc.

WallboxPR@icrinc.com